U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

June 14, 2023

VIA EDGAR TRANSMISSION

Emily Rowland
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Total Fund Solution (the “Trust”)
Registration Statement on Form N-14 (File No. 333-272183)
Investment Company Act Registration No: 811-23724
Cromwell Greenspring Mid Cap Fund (S000080740)

Dear Ms. Rowland:

The purpose of this letter is to respond to verbal comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) on June 7, 2023, June 8, 2023 and June 9, 2023. The Staff’s comments were provided regarding a Registration Statement filed on Form N-14 on May 24, 2023 (the “Form N-14”). This Form N-14 was filed under the Securities Act of 1933, as amended (the “1933 Act”) for the purpose of reorganizing the Greenspring Fund, Inc., (CIK number 0000711322, series number S000005877) (the “Target Fund”) into the Cromwell Greenspring Mid Cap Fund (the “Acquiring Fund”), a series of Total Fund Solution. The Staff’s comments are summarized in bold font below followed by the Trust’s respective responses.

General Comments

1.Staff Comment: In addition to the comments provided in connection with the Form N-14, please also incorporate any applicable comments given regarding the Acquiring Fund’s 485APOS filing.

Response: The Trust commits to incorporating to the Form N-14 any applicable comments provided by the Staff on May 24, 2023, in relation to the Acquiring Fund’s 485APOS filed on April 13, 2023.

2.Staff Comment: Please update the Proxy Card exhibit so that there is the option for shareholders to abstain from voting.

Response: The Trust respectfully notes that the Proxy Card exhibit filed already contains an option for shareholders to abstain from voting.

Prospectus

3.Staff Comment: Regarding Question 7 in the Questions and Answers section which reads, “Will the Reorganization affect the fees and expenses I pay as a shareholder of the Target Fund,” please address the following comments:
a.Add a “Yes” or “No” to the beginning of the first sentence of the answer.
b.In the third sentence in the answer, please clarify that the comparison is of the gross and net annual fund operating expenses of the Target Fund compared to the Acquiring Fund.
c.Reconcile the statement that the operating expenses of the Target and Acquiring Fund are expected to stay the same with the next paragraph which states the operating expense limitation agreement cap is higher than the current total expenses. Does the higher expense cap indicate that the expenses are expected to increase?
d.Explain supplementally why the expense limitation agreement waiver is higher than the current and expenses gross and net total operating expenses of the Target and Acquiring Fund.
e.Please explain supplementally if the Greenspring Fund, Inc. Board approved the reorganization based on the net expenses being the same between the Target and Acquiring Fund and why a higher expense limitation waiver was approved.
f.Please update the disclosure as applicable based on the response, by adding disclosure stating that once the waiver has expired, the Acquiring Fund’s operating expenses may go up.

Response: The Trust responds as indicated below. See the proposed revised disclosure following the full response.

a.See below. The Trust added “No” to the beginning of the first sentence of the answer.
b.See below. The Trust has inserted the clarifying disclosure as suggested.
c.The Trust respectfully responds by stating that the establishment of the Acquiring Fund’s expense cap at 1.21%, does not conflict with the representation that currently the Acquiring Fund’s operating expenses are expected to be the same as those of the Target Fund (i.e., 1.11%). Accordingly, the Trust has proposed no additional changes to either referenced paragraph in that regard. See response d immediately below for further elaboration on the reasons for the operating expenses limitation agreement.
d.The Trust responds supplementally by explaining that the Target Fund does not currently have an operating expenses limitation agreement in place. The new investment adviser, Cromwell Investment Advisors, LLC (“Cromwell”), agreed to enter into an operating expenses limitation agreement on behalf of the Acquiring Fund so that shareholders will receive the benefit of having an expense cap that they do not currently have. While the expectations are that expenses of the Acquiring Fund will not only stay the same as the Target Fund, but will likely decrease after the Reorganization, Cromwell has agreed to set an expense cap as an assurance to shareholders that in no event will net operating expenses exceed 1.21% — a safeguard that was never previously afforded to the Target Fund shareholders.
e.The Greenspring Fund Inc. Board approved the reorganization based on the net expenses being the same between the Target and Acquiring Fund. The Trust directs the Staff’s attention to the disclosure located on page 14 of the Form N-14 Prospectus under “Board Considerations.” Note: The disclosure shown below has been updated based on additional comments discussed elsewhere in this letter (i.e., see Staff Comment nos. 29 and 31 below).

The Directors considered that, if the Reorganization is approved, the Acquiring Fund’s gross and net expense ratio (as estimated by Cromwell) is expected to be the same as the Target Fund, but provides the Acquiring Fund the opportunity to realize operational and administrative efficiencies that may result from being managed on the same platform as other mutual funds that are advised by Cromwell...The Directors noted that Corbyn and Cromwell believe that the operational efficiencies anticipated as a result of the Reorganization may lead to a decrease in the Acquiring Fund’s operating expense ratio over time... The Directors noted that Cromwell has agreed to waive its management fees and/or reimburse the Acquiring Fund expenses to ensure that Total Annual Fund Operating Expenses (exclusive of contingent deferred loads, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividends or interest expenses on short positions, acquired fund fees and expenses, extraordinary expenses, and other class-specific expenses) do not exceed 1.21% of average daily net assets for the Institutional Class, through at least July 28, 2025.

Finally, for clarification, the Trust notes that the Acquiring Fund’s Board, not the Target Fund’s Board, approved the operating expenses limitation agreement on behalf of the Acquiring Fund. As indicated in the disclosure copied above, the Target Fund’s Board acknowledged in its considerations that Cromwell had contractually agreed to cap the Acquiring Fund’s expenses at 1.21%, while also considering that Cromwell and Corbyn expect the Acquiring Fund’s expenses to be the same as the Target Fund’s expenses.

f.The Trust responds by adding the following disclosure as suggested: “It is possible for the operating expense ratio of the Acquiring Fund to increase. If the operating expenses limitation agreement has expired and Cromwell has chosen not to renew the agreement, it is possible that the Acquiring Fund’s gross expenses could exceed 1.21% after July 28, 2025.”

Question 7: Will the Reorganization affect the fees and expenses I pay as a shareholder of the Target Fund?

Answer: No. The management fee paid by the Target Fund and the Acquiring Fund is not changing and the Acquiring Fund’s other operating expenses are expected to be the same as the other operating expenses of the Target Fund. The gross and net annual fund operating expenses for the Target Fund’s shares are 1.11% per annum of the Target Fund’s average daily net assets. The estimated gross and net annual fund operating expenses for the Acquiring Fund’s Institutional Class shares are expected to be 1.11% per annum of the Acquiring Fund’s average daily net assets. Corbyn and Cromwell believe that the operational efficiencies anticipated as a result of the Reorganization may lead to a decrease in the Acquiring Fund’s operating expense ratio over time.

The Target Fund does not have an operating expense limitation agreement. On behalf of the Acquiring Fund, Cromwell has agreed to waive its management fees and/or reimburse the Acquiring Fund expenses to ensure that Total Annual Fund Operating Expenses (exclusive of contingent deferred loads, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividends or interest expenses on short positions, acquired fund fees and expenses, extraordinary expenses, and other class-specific expenses) do not exceed 1.21% of average daily net assets for the Institutional Class, through at least July 28, 2025. The operating expense limitation agreement can be terminated only by, or with the consent of, TFS’ Board. Cromwell may request recoupment of previously waived fees and paid expenses from the Acquiring Fund for up to 36 months from the date such fees and expenses were waived or paid, subject to the operating expense limitation agreement, if such reimbursement will not cause the Acquiring Fund’s expense ratio, after recoupment has been taken into account, to exceed the lesser of: (1) the expense limitation in place at the time of the waiver and/or expense payment; or (2) the expense limitation in place at the time of the recoupment.

4.Staff Comment: Under Question 8 of the Questions and Answers section, please add a concise explanation of how the principal investment strategies and investment objectives are similar. At the end of the answer, please also add a sentence that states while the Target Fund can invest in any securities, the Acquiring Fund will primarily be investing in mid-cap sized equity securities.

Response: See below. The Trust responds by adding the disclosure as requested in the answer to Question 8 of the Questions and Answers.

Question 8: How do the investment objectives and principal investment strategies of the Target Fund and the Acquiring Fund compare?

Answer: The Target Fund and the Acquiring Fund have a similar, but not identical, investment objective and similar, but not identical investment strategies. Specifically, unlike the Target Fund, the Acquiring Fund has neither (1) a secondary investment objective of obtaining income, nor (2) a principal investment strategy of investing in fixed income securities. The Target Fund and the Acquiring Fund may invest in companies of any market capitalization; however, under normal circumstances, the Acquiring Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of mid-sized capitalization U.S. companies at time of purchase.

5.Staff Comment: Under Question 9 of the Questions and Answers section, confirm that the number of shares will remain the same following the reorganization as usually the net asset value remains the same but the number of shares may fluctuate.

Response: The Trust responds by confirming the answer to Question 9 is correct. Because this is a “shell” fund reorganization, both the number of Acquiring Fund shares received by shareholders as well as the NAV of the Fund, will remain the same as immediately prior to the Reorganization.

6.Staff Comment: Please mention in the Questions and Answers section that the Acquiring Fund will offer an Investor Class but shareholders of the reorganization will only receive shares of the Institutional Class.

Response: The Trust responds by adding reference to the Acquiring Fund’s Investor Class in response to Question 10, as shown below:

Question 10: How similar are the Target Fund’s and the Acquiring Fund’s Share Classes?

Answer: The Target Fund’s share class is similar to the Institutional class of the Acquiring Fund. Neither the shares of the Target Fund nor the Institutional Class shares of the Acquiring Fund are subject to a sales charge (load). Neither the Target Fund shares, nor the Acquiring Fund’s Institutional Class shares are subject to any distribution and/or service (12b-1) fees.

While not part of the Reorganization, the Acquiring Fund intends to also offer an Investor Class of shares at a later date, which will be subject to certain distribution and/or service (12b-1) fees. The Target Fund shareholders will not be impacted by the offering of this separate share class.

7.Staff Comment: In the answer to Question 11 of the Questions and Answer, please include some of the same disclosure currently reflected under the “Federal Income Tax Consequences of the Reorganization” discussion that states: “The Target Fund does not intend to sell portfolio securities in connection with the Reorganization. In the event the Target Fund sells any portfolio securities in connection with the Reorganization, the actual tax impact of such sales will depend on the difference between the price at which such portfolio assets are sold and the Target Fund’s tax basis in such assets.”

Response: See below. The Trust responds by adding modified disclosure as shown below. Corresponding changes will be made to the “Federal Income Tax Consequences of the Reorganization” section.

Question 11: Will the Reorganization result in any taxes?

Answer: The Reorganization is expected to qualify as a “reorganization” within the meaning of section 368(a) of the U.S. Internal Revenue Code of 1986, as amended. Accordingly, it is expected that the Target Fund will not recognize any gain or loss as a direct result of the transfer of all of its assets and its liabilities in exchange for shares of the Acquiring Fund or as a result of its liquidation and termination, and shareholders of the Target Fund will not recognize any gain or loss upon receipt of shares of the Acquiring Fund in connection with the Reorganization. At any time up to and including the last business day before the Reorganization, Target Fund shareholders may redeem Target Fund shares. Any such redemptions will generally result in the recognition of gain or loss to the redeeming shareholder for U.S. federal income tax purposes. The Target Fund may sell portfolio securities in connection with the Reorganization, particularly with respect to the fixed income holdings which comprised 8% of the portfolio as of May 31, 2023. In the event the Target Fund sells any portfolio securities in connection with the Reorganization, the actual tax impact of such sales will depend on the difference between the price at which such portfolio assets are sold and the Target Fund’s tax basis in such assets. For more detailed information about the tax consequences of the Reorganization please refer to the “Federal Income Tax Consequences of the Reorganization” section below. Shareholders of the Target Fund should consult their own tax advisers regarding the federal, state, local, and other tax treatment and implications of the Reorganization in light of their individual circumstances.

8.Staff Comment: Supplementally, please explain how there will be little to no portfolio turnover in connection with the Reorganization given that the Target Fund invests in fixed income securities. Consider updating the disclosure based on the response to this comment.

Response: The Trust responds supplementally by explaining that, as of May 31, 2023, approximately 8% of the Target Fund’s portfolio was comprised of relatively short-duration fixed income securities, which the Fund may sell or retain prior to, or following the Reorganization. Approximately 90% of the Target Fund’s portfolio consisted of equity securities and 70% of the portfolio met the Sub-Adviser’s definition of mid-cap equity securities. New purchases, under normal conditions and funded largely by redemptions and/or sales of the fixed income securities, will be made in securities of mid-cap equity securities to bring the total equity holdings of mid-cap securities to at least 80% over a reasonable period of time. Given the small percentage of fixed income securities and significant existing exposure to mid-cap equity securities, the Acquiring Fund does not anticipate the need to significantly reposition the portfolio to pursue the Fund’s new investment objective.

9.Staff Comment: On page 2 of the N-14 Prospectus Cover Page, under the documents incorporated by reference:
a.In the sentence “Additional information about the Target Fund and the Acquiring Fund has been filed...” [Emphasis added], please remove reference to the Acquiring Fund as it does not have any applicable documents.
b.Please hyperlink the Target Fund’s documents to the appropriate filings.
c.Please delete the reference to the Semi-Annual Report.

Response: The Trust responds as indicated below. See the full disclosure immediately following each response.

a.The Trust has revised the referenced sentence as follows:

“Additional information about the Target Fund ~~and the Acquiring Fund~~ has been filed with the SEC and can be found in the following documents:”

b.The Trust has hyperlinked the Target Fund’s documents as requested.
c.The Trust has removed reference to the Target Fund’s Semi-Annual Report as requested.

10.Staff Comment: On page 2 of the N-14 Prospectus, instead of cross-referencing to later disclosure, add a summary of key differences in the principal investment risks.

Response: Supplementally, per the Staff’s comments on the previous 485APOS filing, the Trust has removed disclosure regarding the Acquiring Fund’s investments in micro, small, and larger cap companies. The Trust also responds by adding disclosure as suggested, summarizing the key differences in the principal investment risks as follows:

The principal investment risks of the Acquiring Fund will also be similar, but not identical to those of the Target Fund. The principal investment risks align with each Fund’s principal investment strategies. Because the Target Fund may invest in companies of any market capitalization, the Target Fund’s principal investment risks include the risks of investing in micro-, small and larger-cap companies. Additionally, because the Target Fund may invest in debt securities, the Target Fund’s principal investment risks include the risks of investing in debt securities, such as interest rate risk, credit risk, prepayment risk, extension risk, and high yield/ junk bond risks. The principal investment risks of the Acquiring Fund are mainly the risks of investing in mid-cap securities.

11.Staff Comment: Regarding the second table on page 2, consider deleting the table or incorporating it after the required Fees & Expenses Fee table as it is too detailed for the synopsis section.

Response: The Trust has removed the referenced table and added the disclosure to the Fees and Expenses section.

12.Staff Comment: For the disclosures responding to Item 3 of Form N-14, please ensure that the information if presented in the correct order as proscribed by Form N-14: synopsis, summary of principal risks, and fees and expenses.

Response: Per the response to the Staff’s Comment 10 above, the Trust has expanded the discussion of the risk comparison after the synopsis of the effects of the Reorganization. The information is then followed by the comparison of the Fees and Expenses.

13.Staff Comment: In “Summary Comparison of the Funds,” please make the second sentence of “Fees and Expenses” appear in bold font.

Response: The Trust responds by bolding the following sentence as requested:
“This table and the Example below do not include the brokerage commissions and other fees to financial intermediaries that investors may pay on their purchases and sales of Fund shares.”

14.Staff Comment: In the “Summary Comparison of the Funds - Fees and Expenses” section, please confirm supplementally that the fees and expenses in the Fee Table are current for the fiscal year ended 2022.

Response: The Trust confirms supplementally that the fees and expenses reflected in the fee table are current for the fiscal year ended December 31, 2022.

15.Staff Comment: In the same paragraph, please update the fourth sentence to read as follows: “Expenses for the Acquiring Fund are pro forma operating expenses of the Acquiring Fund ~~for the same period, assuming the Reorganization had occurred prior to the start of the period~~.”

Response: The Trust responds by making the change as requested.

16.Staff Comment: In the body of the Prospectus, please mention that the Acquiring Fund will also offer an Investor Class.

Response: The Trust responds by respectfully declining to include this requested addition. The Trust maintains that extensive disclosure regarding the proposed Investor Class of the Acquiring Fund is irrelevant to the shareholders of the Target Fund. The Trust has added disclosure in response to the Staff’s Comment 6 as noted above, mentioning the existence of the Investor Class as an answer to Question 10 in the Questions and Answers section. The Trust believes that any further discussion of the Investor Class will be unnecessarily confusing.

17.Staff Comment: In “Summary Comparison of the Funds,” please add to the fourth sentence “Examples,” state that the example assumes that shareholders redeem or hold all of their shares for the period.

Response: The Trust responds by making the change as requested.

18.Staff Comment: Under “Fund Performance,” in the first sentence of the second paragraph, please update the sentence to read “The following performance information illustrates the risks of investing in the Target Fund by showing changes in the Target Fund’s performance...”

Response: The Trust responds by making the change as requested.

19.Staff Comment: In the sentence following the performance bar chart, please update the sentence to clarify it is referencing the Target Fund.

Response: The Trust responds by making the following changes as requested:

During the period of time shown in the bar chart, the Target Fund’s highest quarterly return for the Target Fund was 16.94% for the quarter ended December 31, 2020, and the lowest quarterly return for the Target Fund was -26.16% for the quarter ended March 31, 2020. The Target Fund’s calendar year-to-date return as of March 31, 2023 was 2.39%.

20.Staff Comment: Under the Comparison of Portfolio Turnover, supplementally explain how there will be little to no portfolio turnover in connection with the reorganization due to the Target Fund having fixed income securities. Consider updating the disclosure based on the answer.

Response: The Trust responds supplementally by referring the Staff to the response to Staff Comment number 8 above. According to Cromwell and Corbyn, no additional disclosure is required, as little change is expected compared to the Target Fund’s portfolio turnover rate.

21.Staff Comment: As a general comment, ensure that all references to the sub-adviser adhere to the same format (i.e., sub-adviser or subadviser).

Response: The Trust has conformed all references of Sub-Adviser so that it appears consistently throughout the Form N-14.

22.Staff Comment: With respect to the Acquiring Fund’s Principal Investment Strategy, please explain supplementally why the Adviser or Sub-Adviser considers it appropriate for the market capitalization range of mid cap companies to be those within between $1.5 billion to $50 billion. Additionally, please provide support as to how the Adviser and Sub-Adviser derived the range.

Response: The Trust responds supplementally to note that the Adviser and Sub-Adviser have consulted several sources and observed that different indices utilize vastly different ranges to define “mid cap.” For instance, as of April 28, 2023, the anticipated range of the companies that comprise the Russell Mid Cap Index, following the annual reconstitution effective June 23, 2023, will be approximately $2.4 billion to $47 billion. As of April 28, 2023, the range of the companies that comprised the S&P Mid Cap 400 Index was $1.39 billion to $14.95 billion. For this reason, the

Adviser and Sub-Adviser believe their newly-selected range defining mid cap companies is reasonable.

23.Staff Comment: Please update the Form N-14 Prospectus or add an appendix with sections pertaining to Item 9(b) of Form N-1A, namely the temporary defensive disclosure, more detail of the principal investment strategy, and how the Sub-Adviser decides when to sell securities out of the Fund.

Response: The Trust has inserted a new appendix with the Form N-1A — Item 9 disclosure from the Acquiring Fund’s prospectus filed pursuant to Rule 485(a) on April 13, 2023, amended in response to Staff comments received on May 24, 2023.

24.Staff Comment: Under the section “Comparison of Funds’ Investment Restrictions,” please confirm if the following statement is true or revise as applicable: “A non-fundamental restriction may be changed by a Fund’s Board of Directors/Trustees without shareholder approval, but the change will only be effective after 60 days prior written notice is given to shareholders of the Fund.”

Response: The Trust has reviewed the disclosure and updated it as follows:

The Acquiring Fund will also be adopting non-fundamental investment restrictions. A non-fundamental restriction may be changed by ~~a~~ the Acquiring Fund’s Board of ~~Directors/~~Trustees without shareholder approval, but the change will only be effective after 60 days prior written notice is given to shareholders of the Acquiring Fund.

25.Staff Comment: Under the “Comparison of Funds’ Investment Restrictions” section, please separate the first paragraph of “Non-Fundamental Investment Restrictions” into two separate non-fundamental investment restrictions.

Response: The Trust responds by making the change as requested.

26.Staff Comment: In the same section, please revise the second non-fundamental investment restriction for clarity.

Response: The Trust has revised the referenced disclosure to read as follows:

~~Investments in any o~~Other investment companies in which the Fund may invest have adopted their own investment policies, which may be more or less restrictive than those listed above, thereby allowing the Fund to participate in certain investment strategies indirectly that are prohibited under the fundamental and non-fundamental investment policies listed above.

27.Staff Comment: Please also add a names rule policy in this section.

Response: The Trust responds by adding the requested disclosure as follows:

“The investment policy of the Fund concerning “80% of the Fund’s net assets” may be changed by the Board of Trustees without shareholder approval, but shareholders would be given at least 60 days’ notice.”

28.Staff Comment: On page 14 of the Prospectus, the paragraph following the Minimum Investment Amounts table is duplicative of disclosure earlier in the section. Please consider deleting one of the duplicated sentences.

Response: The Trust responds by deleting the first instance of the referenced sentence in the section.

29.Staff Comment: In the second paragraph of the “Board Considerations” section, please update the second sentence to reference the Acquiring Fund’s net and gross expense ratio.

Response: The Trust responds by making the change as requested. See revised disclosure provided in response to Staff Comment 3(e) and Staff Comment 31.

30.Staff Comment: In the fifth paragraph of the same section, please elaborate on the potential benefits of the reorganization that the Directors considered.

Response: The Trust responds by deleting the referenced sentence. The Trust supplementally notes that the disclosure in the previous paragraphs states that the “Directors noted that Corbyn and Cromwell believe that the operational efficiencies anticipated as a result of the Reorganization may lead to a decrease in the Acquiring Fund’s operating expense ratio over time.” Accordingly, there is no further elaboration needed.

31.Staff Comment: In the second sentence of the sixth paragraph of the same section, please add the following phrase to the end of the sentence: “to that of the Target Fund currently.”

Response: The Trust has revised the referenced paragraph as shown below. Accordingly, the requested additional phrase is no longer appropriate.

The Directors reviewed information regarding comparative expense ratios of the Target Fund and the Acquiring Fund. The Directors noted that Cromwell has agreed to waive its management fees and/or reimburse the Acquiring Fund expenses to ensure that Total Annual Fund Operating Expenses (exclusive of contingent deferred loads, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividends or interest expenses on short positions, acquired fund fees and expenses, extraordinary expenses, and other class-specific expenses) do not exceed 1.21% of average daily net assets for the Institutional Class, through at least July 28, 2025.

32.Staff Comment: Please supplementally explain if the Board considered Section 15(f) regarding the sale of an advisory business. If they did not, explain why it does not apply. If it does apply, ensure that the required conditions have been adequately disclosed in the disclosure.

Response: The Target Fund’s Board did not consider Section 15(f) in connection with the Reorganization because Corbyn Investment Management, Inc., the investment adviser to the Target Fund, is not selling its advisory business and there is no assignment of its advisory agreement. Accordingly, there is no additional compensation retained by Corbyn in that regard, and the conditions listed under Section 15(f) are not relevant.

33.Staff Comment: Under the “Voting Information” section, please add disclosure that shareholders may abstain from the vote.

Response: The Trust respectfully notes that it has already included disclosure under the sub-heading “Proxies” within the “Voting Information” section on page 24, indicating that shareholders may abstain from voting. It states that, “All shares that are voted and votes to “ABSTAIN” will be counted towards establishing a quorum.”

34.Staff Comment: There is discussion under the same section describing how Corbyn and its affiliates intend to vote their shares in favor of the proposals. Please explain supplementally that (1) Corbyn will be able to vote their shares over which is has discretionary authority rather than soliciting the vote from beneficial owners; (2) how Corbyn intends to vote its shares and affiliates shares when Appendix C does not indicate referenced shares; and (3) are discretionary accounts of Corbyn or investments in the company. ]

Response: The Trust notes that the referenced paragraph was included in error. The paragraph has since been deleted.

35.Staff Comment: Please clarify how any broker non-votes would be counted for the purpose of establishing a quorum under “Effects of Abstentions and Broker Non-Votes.” We believe this section should be revised to say that if a beneficial owner does not provide instructions of how to vote to a broker, the broker is not permitted to give proxy with respect to the beneficial owner share and, accordingly, such shares will not be counted as present for quorum.

Response: The Trust responds by noting supplementally that broker non-votes will not be counted for the purpose of establishing a quorum. The disclosure in the first sentence of the first paragraph of this section provides that all proxies voted, including abstentions, will be counted toward establishing a quorum. Further the disclosure goes on to note that “there are unlikely to be any “broker non-votes” at the Special Meeting because broker-dealers, in the absence of specific authorization from their customers, will not have discretionary authority to vote any shares held beneficially by their customers on the matter expected to be presented at the Special Meeting.”

Statement of Additional Information

36.Staff Comment: On the Cover Page of the Statement of Additional Information (“SAI”), please consider defining the “Cromwell Greenspring Mid Cap Fund” as the “Acquiring Fund” or the “Fund”).

Response: The Trust responds by making the change as requested.

37.Staff Comment: On page 1, under “The Trust,” please update the disclosure to reflect that the Acquiring Fund will be offering two share classes: Institutional Class and Investor Class.

Response: The Trust responds by making the change as requested.

38.Staff Comment: Please make the applicable non-fundamental investment restrictions edits mentioned in Comments 25 and 26 in the SAI as well.

Response: The Trust responds by making the change as requested.

39.Staff Comment: On page 15, under “Fund Expenses,” please update the expense limitation agreement waiver to 1.21% as disclosed throughout the filing.

Response: The Trust responds by making the change as requested.

* * * * * *

If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards
Secretary
Total Fund Solution